Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Member

OCI Beaumont LLC:

We consent to the use of our report dated May 16, 2013, except as to Note 1, which is as of September 9, 2013, with respect to the balance sheets of OCI Beaumont LLC (formerly, Pandora Methanol LLC) as of December 31, 2012 and 2011, and the related statements of operations, member’s equity, and cash flows for the years then ended, included herein and to the reference to our firm under the headings “Experts,” “Summary Historical and Pro Forma Financial and Operating Data,” and “Selected Historical and Pro Forma Financial and Operating Data” in the preliminary prospectus.

Our report includes an explanatory paragraph that states the financial statements as of and for the year ended December 31, 2012 have been restated.

/s/ KPMG LLP

Houston, Texas September 23, 2013